Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Allegiant Travel Company for the registration of senior debt securities, subordinated debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts, stock purchase units, and units and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements of Allegiant Travel Company and the effectiveness of internal control over financial reporting of Allegiant Travel Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

September 16, 2009